An Yen E. Hu +1 650 752 3185 AHu@goodwinlaw.com	Goodwin Procter LLP 601 Marshall St. Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100

CONFIDENTIAL TREATMENT REQUESTED

BY EVENTBRITE, INC.

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[****].” THE OMITTED PORTIONS ARE BRACKETED IN THE UNREDACTED PAPER SUBMISSION FOR EASE OF IDENTIFICATION.

August 27, 2018

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	Mara L. Ransom
Parhaum J. Hamidi
Jim Allegretto
Anthony Watson

Re:	Eventbrite, Inc.
Registration Statement on Form S-1
File No. 333-226978

Dear Ladies and Gentlemen:

We are submitting this letter on behalf of Eventbrite, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-226978) (the “Registration Statement”).

CONFIDENTIAL TREATMENT REQUESTED

BY EVENTBRITE, INC.

Securities and Exchange Commission

August 27, 2018

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[****]1 to $[****]2 per share (the “Preliminary IPO Price Range”) in order to enable the Staff to complete its review of the Company’s stock option pricing and fair value determinations and to respond to the Staff’s prior comment #1 in its letter dated August 21, 2018.

The Preliminary IPO Price Range was determined based, in large part, on discussions among the senior management of the Company and representatives of Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Allen & Company LLC, the representatives of the several underwriters for the Company’s initial offering of securities to the public (“IPO”), that took place on August 15, 2018 and August 20, 2018. Prior to August 20, 2018 (the “Initial Range Date”), the underwriters had not provided the Company with a formal valuation of the Company or related price range. The Company expects to include a bona fide offering price range in an amendment to the Registration Statement that will precede the commencement of the Company’s road show. This final price range will be subject to then-current market conditions, business and market developments and other factors.

This letter provides a discussion of the Company’s approach to option pricing and fair value determinations with respect to the option grants and restricted stock unit awards (“RSUs”) made by the Company’s board of directors (the “Board”) or compensation committee of the Board for the preceding twelve months through the date of this letter.

[1]	[****]–Confidential Treatment Requested by Eventbrite, Inc.
[2]	[****]–Confidential Treatment Requested by Eventbrite, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY EVENTBRITE, INC.

Securities and Exchange Commission

August 27, 2018

Equity Award Issuances by the Company in the Preceding Twelve Months

Information regarding grants of stock options and RSUs to the Company’s employees and consultants in the preceding twelve months is summarized in the following tables:

Stock Options

Grant Date	Number of Shares Underlying Options Granted	Exercise Price Per Share	Common Stock Fair Value Per Share for Financial Reporting			Aggregate Grant Date Fair Value (a)
December 1, 2017	4,562,673	$7.31		$7.31		$14,111,992.85
February 15, 2018	585,153	$8.65		$8.65		$2,462,674.95
May 11, 2018	1,267,575	$10.26		$11.78	(b)	$8,372,960.24
May 15, 2018	50,000	$10.26		$11.78	(b)	$330,274.75
July 24, 2018	2,877,468	$13.72	$	[****]	[3] (c)	$26,894,296.55
July 31, 2018	2,001,429	$13.72	$	[****]	[4] (c)	$18,706,385.28

RSUs

Grant Date	Number of Units Granted	Common Stock Fair Value Per Share		Aggregate Grant Date Fair Value (a)
January 1, 2018	802,900	$8.65		$6,945,085.00
May 11, 2018	230,000	$11.78	(b)	$2,709,400.00

(a)	Aggregate grant date fair value was determined using the Black-Scholes option pricing model.
(b)

Fair value determined for accounting purposes assuming that the fair value of the Company’s common stock increased on a linear basis from the fair value of its common stock as determined pursuant to the April 2018 Valuation Report (as defined below), which was $10.26 per share, to the fair value of its common stock as determined pursuant to the July 2018 Valuation Report (as defined below), which was $13.72 per share (the “July 1, 2018 Fair Value”).

(c)

Fair value determined for accounting purposes as of July 24, 2018 assuming that the fair value of the Company’s common stock increased on a linear basis from the July 1, 2018 Fair Value as of July 1, 2018 to the midpoint of the Preliminary IPO Price Range as of the Initial Range Date.

[3]	[****]–Confidential Treatment Requested by Eventbrite, Inc.
[4]	[****]–Confidential Treatment Requested by Eventbrite, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY EVENTBRITE, INC.

Securities and Exchange Commission

August 27, 2018

Previously Provided Information

The sections captioned “Stock-Based Compensation” and “Common Stock Valuations” on pages 90 through 92 in the Management’s Discussion and Analysis of Financial Condition and Results of Operations section of the Registration Statement include a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when stock options were granted by the Board or the compensation committee of the Board, factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time. Since the beginning of 2014, the Company has been diligent in consistently obtaining independent common stock valuation reports (“409A Reports”) every three months from the specialist valuation practice of a professional third-party valuation firm for purposes of complying with Section 409A of the Internal Revenue Code of 1986, as amended (“409A”). Prior to 2014, the Company obtained 409A Reports on a less frequent basis.

December 2017 Grants

The Board determined the fair value of the common stock of the Company to be $7.31 per share as of December 1, 2017. The Board based its determination on several factors, including a third-party valuation report valuing the Company’s common stock as of October 1, 2017 (the “October 2017 Valuation Report”). Such valuation report used a hybrid of the Option Pricing Method (“OPM”) and Probability Weighted Expected Return Method (“PWERM”). The expected outcomes were weighted between an IPO scenario occurring in December 2018, which was valued using the market approach, and a non-IPO scenario that involved remaining a private company for approximately 2.25 years, which was valued using the income approach. At the time of the October 2017 Valuation Report, management estimated the likelihood of an IPO occurring in December 2018 at 35%, and believed there was a 65% probability that the Company would remain private for the next approximately 2.25 years. The October 2017 Valuation Report further applied a 25% discount to reflect the value of the common stock on a non-marketable basis. At the time of the grants on December 1, 2017, the Company carefully considered all relevant information available to it, and determined that there were no material changes in the Company’s business since October 1, 2017, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock on December 1, 2017.

At the time of the December 2017 grants, the Company continued to perform consistent with revenue projections for the 2017 fiscal year. The Company believes that the December 1, 2017 valuation of $7.31 per share and the estimated probability of an IPO in December 2018 of 35% were reasonable due to several factors, including the following:

•

The Company was unsure whether it would fully integrate or realize the potential synergies from its acquisitions of TSTM Group Limited (“ticketscript”), a privately-held Dutch ticketing company with operations throughout Europe, which occurred in January 2017, and Ticketfly, LLC (“Ticketfly”), a San Francisco based subsidiary of a publicly-held Company, which occurred in September 2017.

•

The Company was in early discussions with the tax authorities in certain states to determine whether it was subject to tax liabilities as a result of its past business practices and regulatory uncertainty. Because of the early stage of these discussions and the resulting uncertainty of the potential outcomes, the Company was also in the process of determining an appropriate reserve for these potential tax liabilities.

CONFIDENTIAL TREATMENT REQUESTED

BY EVENTBRITE, INC.

Securities and Exchange Commission

August 27, 2018

•	The Company was subject to open indirect tax audits in certain jurisdictions, the outcomes of which were uncertain.

•

The Company had not completed audits of its financial statements for the years ended December 31, 2014, 2015 or 2016 (the “Historical Audits”), and had not completed the Company’s retrospective quarterly accounting reviews (the “Historical Reviews”). These were seen as significant gating items in the completion of an IPO.

•	The Company had not yet decided to move forward with an IPO process and had not engaged any of its advisers to that end.

January and February 2018 Grants

The Board determined the fair value of the common stock of the Company to be $8.65 per share as of January 1, 2018 and February 15, 2018. The Board based its determination on several factors, including a third-party valuation report valuing the Company’s common stock as of January 1, 2018 (the “January 2018 Valuation Report”). Such valuation report used a hybrid of OPM and PWERM. The expected outcomes were weighted between an IPO scenario occurring in December 2018, which was valued using the market approach, and a non-IPO scenario that involved remaining a private company for approximately 2.0 years, which was valued using the income approach. At the time of the January 2018 Valuation Report, management estimated the likelihood of an IPO occurring in December 2018 at 40%, and believed there was a 60% probability that the Company would remain private for the next approximately 2.0 years. The January 2018 Valuation Report further applied a 22% discount to reflect the value of the common stock on a non-marketable basis. At the time of the grants on February 15, 2018, the Company carefully considered all relevant information available to it, and determined that there were no material changes in the Company’s business since January 1, 2018, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock on February 15, 2018.

At the time of the January 1, 2018 and February 15, 2018 grants, the Company continued to perform consistent with revenue projections for the first quarter of 2018. The Company believes that the fair value determination for the grants made on January 1, 2018 and February 15, 2018 of $8.65 per share and the estimated probability of an IPO in December 2018 of 40% were reasonable due to several factors, including the following:

•

The Company continued discussions with the tax authorities in certain states to determine whether it was subject to tax liabilities as a result of its past business practices and regulatory uncertainty; however, progress was slow. Because of this slow progress, the amount the reserve for these potential tax liabilities remained uncertain.

•	The Company continued to be subject to open indirect tax audits in certain jurisdictions, the outcomes of which were uncertain.

•

The Company and its auditors had not completed the Historical Audits or the Historical Reviews and had also not yet completed the close and audit of the December 31, 2017 financial statements or the quarterly financial statements for the year ended December 31, 2017. In addition, the Company became aware that the Company would require standalone financial statements for the Ticketfly as a result of the acquisition in accordance with Rule 3-05 of Regulation S-X. The Company was uncertain about how long it would take to complete these financial statements and audits.

CONFIDENTIAL TREATMENT REQUESTED

BY EVENTBRITE, INC.

Securities and Exchange Commission

August 27, 2018

•	Because of the passage of time, the Company had greater certainty around the impact of the acquisitions of ticketscript and Ticketfly.

•

The Company had not yet decided to move forward with an IPO process and had not engaged any of its advisers to that end, but there was an increased probability of an IPO occurring after February 2018 due to the passage of time and the general development of the Company’s business.

May 2018 Grants

The Board determined that the fair value of the Company’s common stock for purposes of granting stock options under 409A was $10.26 per share based on several factors, including a third-party valuation report valuing the Company’s common stock as of April 1, 2018 (the “April 2018 Valuation Report”). Such valuation report used a hybrid of OPM and PWERM. The expected outcomes were weighted between an IPO scenario occurring in December 2018, which was valued using the market approach, and a non-IPO scenario that involved remaining a private company for approximately 2.0 years, which was valued using the income approach. At the time of the April 2018 Valuation Report, management estimated the likelihood of an IPO occurring in December 2018 at 50%, and believed there was a 50% probability that the Company would remain private for the next approximately 2.0 years. The April 2018 Valuation Report further applied a 20% discount to reflect the value of the common stock on a non-marketable basis.

The Company believes that the estimated probability of an IPO in December 2018 of 50% was reasonable due to several factors. Prior to the May 2018 grants, the Company had taken several steps in the IPO process:

•	On March 14, 2018, the Company informed its legal advisers that it intended to move forward with steps required to complete an IPO process.

•	On March 28, 2018 and April 2, 2018, the Company met with several investment banks to determine who would lead the Company’s IPO.

•	On April 4, 2018, the Company selected Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC and Allen & Company LLC to act as representatives of the several underwriters for the IPO.

•	On April 6, 2018, the Company and its accountants completed the Historical Audits.

•	On May 1, 2018, the Company held an organizational meeting with the underwriters and the Company’s other advisers to formally begin the IPO process.

•	The audit of the financial statements as of and for the year ended December 31, 2017 was not complete until the issue of an audit opinion on June 15, 2018.

Despite moving forward with steps required for an IPO process, the completion of an IPO still remained uncertain as the Company was still evaluating its business and financial situation. The Company considered several factors, including the fact that the Company was in discussions with the tax authorities in certain states to determine whether it was subject to tax liabilities as a result of its past business practices and regulatory uncertainty, the Company was subject to open tax audits in certain

CONFIDENTIAL TREATMENT REQUESTED

BY EVENTBRITE, INC.

Securities and Exchange Commission

August 27, 2018

jurisdictions and the Company’s fiscal year 2017 financial statements were still under audit by its auditors. In addition to these uncertainties, at the time of the May 2018 grants, the Company was still in the diligence process with the underwriters, working on an early draft of its registration statement on Form S-1 for the IPO and had not yet submitted the Company’s draft Registration Statement on Form S-1 to the Commission, which was subsequently confidentially submitted to the Commission on June 15, 2018. As such, the Company believed that a 50% probability of an IPO later that year was an appropriate estimate.

In the course of preparing the Company’s consolidated financial statements with a retrospective view, the Company estimated the fair value of the common stock of the Company on May 11, 2018 and May 15, 2018 for accounting purposes. For purposes of this determination, the Company assumed that the fair value of the common stock increased on a linear basis from the fair value determined by the April 2018 Valuation Report, which was $8.65 per share, to the fair value of its common stock determined by a third-party valuation report valuing the Company’s common stock as of July 1, 2018 (the “July 2018 Valuation Report”), which was $13.72 per share. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, that led to the changes in the fair value of the underlying common stock. Applying this linear interpolation, the Company determined that for financial reporting purposes the fair value of its common stock on May 11, 2018 and May 15, 2018 was $11.78 per share, which was above the fair value of the Company’s common stock determined by the April 2018 Valuation Report for option granting purposes under 409A. Using this fair value caused the Company to take additional stock-based compensation charges of $1.9 million, which will be recognized over the requisite service periods of those awards, compared to the value implied by the April 2018 Valuation Report. Of this additional charge, $0.1 million was recognized in the six months ended June 30, 2018 as reflected in the Company’s financial statements included in the Registration Statement previously filed with the Commission.

Additionally, on May 2, 2018 and May 9, 2018, entities affiliated with Sequoia Capital, one of the Company’s 5% stockholders, purchased a total of 1,312,372 shares of the Company’s common stock at a purchase price of $13.12 per share (the “Secondary Transaction Price”). While the Company considered the Secondary Transaction Price when determining the fair value of the grants made in May 2018, the Company did not believe the Secondary Transaction Price was dispositive in determining the fair value of the May 2018 grants both from an accounting and option granting purposes because the Secondary Transaction Price was set by Sequoia Capital without input from the Company, was part of a one-off investor liquidity transaction and according to accounting guidance as further discussed in the Company’s response letter dated on or about the date hereof addressing the Staff’s comments set forth in a letter dated August 21, 2018.

July 2018 Grants

The Board determined that the fair value of the Company’s common stock for purposes of granting stock options under 409A was $13.72 per share as of July 24, 2018 and July 31, 2018 based on several factors, including a third-party valuation report valuing the Company’s common stock as of July 1, 2018 (the “July 2018 Valuation Report”). Such valuation report used a hybrid of OPM and PWERM. The expected outcomes were weighted between an IPO scenario occurring in September 2018, which was valued using the market approach, and a non-IPO scenario that involved remaining a private company for approximately 2.0 years, which was valued using the income approach. At the time of the July 2018 Valuation Report, management estimated the likelihood of an IPO occurring in September 2018 at 60%, and believed there was a 40% probability that the Company would remain private for the next approximately 2.0 years. The July 2018 Valuation Report further applied a 15% discount to reflect the value of the common stock on a non-marketable basis, reflecting the higher likelihood of an IPO.

CONFIDENTIAL TREATMENT REQUESTED

BY EVENTBRITE, INC.

Securities and Exchange Commission

August 27, 2018

As detailed in the Registration Statement, the Company and the Board have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. With respect to the fair value of the Company’s common stock as of July 24, 2018 and July 31, 2018, the Company has assumed for purposes of this analysis that the fair value of the common stock for accounting purposes increased on a linear basis from the July 1, 2018 Fair Value as of July 1, 2018 to the midpoint of the Preliminary IPO Price Range as of the Initial Range Date. Applying this linear interpolation, the Company determined that for accounting purposes the fair value of its common stock on July 24, 2018 and July 31, 2018 was $[****]5 per share.

The Company believes that the fair value determination for accounting purposes of the grants made on July 24, 2018 and July 31, 2018 of $[****] 6 per share is reasonable due to several factors. Prior to July 1, 2018, the date of the July 2018 Valuation Report, although an IPO was more certain as the Company confidentially submitted the Registration Statement with the Commission on June 15, 2018 and the Company’s auditors completed their audit of the Company’s 2017 year end financial statements in connection with the initial submission of the Registration Statement, which provided clarity around the impact of the ticketscript and Ticketfly acquisitions, the incident in which a criminal penetrated the Ticketfly website and stole certain customer data as disclosed in the Registration Statement (the “Ticketfly Incident”) made the IPO less certain given the Company was still assessing the impact of the incident.

After July 1, 2018, the Company believes that the probability of an IPO occurring increased as the result of several factors:

•

The Company concluded negotiations with the tax authorities in certain jurisdictions, including arriving at a $352,000 settlement with the Texas Comptroller’s Office on July 25, 2018. These negotiations accelerated and gained momentum in late June. The settlement with Texas Comptroller’s Office gave the Company increased certainty around the scope of its tax liabilities and defined a clear path to resolution.

•	On July 23, 2018, the Company confidentially submitted an amended Registration Statement.

•

In connection with preparing the confidential submission of the Registration Statement on July 23, 2018, the Company was able to better estimate the total amount of creator accommodations to be made as a result of the Ticketfly Incident and to more clearly assess the impact of such incident on the Company’s business and financial results.

•

During the week of July 23, 2018, the Company held “testing-the-waters” meetings in reliance on Section 5(d) of the Securities Act of 1933, as amended, with prospective investors. Based on the feedback received from these meetings, the Company believed the probability of moving forward with the IPO increased.

[5]	[****]–Confidential Treatment Requested by Eventbrite, Inc.
[6]	[****]–Confidential Treatment Requested by Eventbrite, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY EVENTBRITE, INC.

Securities and Exchange Commission

August 27, 2018

•	On August 10, 2018, the Company and its accountants completed the Historical Reviews.

As a result of the developments discussed above, the Company believes it is reasonable to use a fair value of $[****]7 per share for accounting purposes for the grants made on July 24, 2018 and July 31, 2018, which is 25% greater than the July 1, 2018 Fair Value. Using this fair value would cause the Company to take additional stock-based compensation charges of $11.4 million compared to the value implied by the fair value of the Company’s common stock determined by the third-party valuation report valuing the Company’s common stock as of July 1, 2018 for option granting purposes under 409A, which was $13.72 per share. This charge will be recognized over the requisite service periods of those awards, including approximately $0.5 million being recognized in the three months ended September 30, 2018.

Conclusion

The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Since 2014, the Company has obtained quarterly 409A Reports in order to determine the value of its common stock for the purposes of granting stock options to employees.

Given the progress towards an IPO, in the second quarter of 2018, the Company used a fair value for its common stock that was greater than the value implied by the relevant 409A Report. As a result, the Company will take an additional stock-based compensation charge of $1.9 million for the grants made in May 2018, of which $0.1 million was recognized in the six months ended June 30, 2018 as reflected in the Company’s financial statements included in the Registration Statement previously filed with the Commission.

In the third quarter of 2018, when the probability of the Company’s IPO increased due to the factors noted above, but prior to receiving the Preliminary IPO Price Range from the underwriters of the IPO on the Initial Range Date, the Company assumed that the fair value of the Company’s common stock increased on a linear basis until the Initial Range Date. As a result of this methodology, the Company anticipates it will take an additional stock-based compensation charge of $11.4 million for the grants made in July 2018 based on the assumptions set forth herein, which will be recognized over the requisite service periods of those awards.

The Company advises the Staff that the Company intends to use the midpoint of the IPO price range disclosed on the cover of the Company’s preliminary prospectus to value for accounting purposes any additional stock option or RSU grants granted after the Initial Range Date until the time that there is a public market for its common stock.

The Company believes that the fair values determined by the Board for the common stock underlying each option grant and restricted stock unit award are appropriate and demonstrate the diligent efforts of the Board to consider all relevant factors in determining fair value at each valuation date.

* * * * *

[7]	[****]–Confidential Treatment Requested by Eventbrite, Inc.

CONFIDENTIAL TREATMENT REQUESTED

BY EVENTBRITE, INC.

Securities and Exchange Commission

August 27, 2018

Please direct your questions or comments regarding this letter to the undersigned by telephone to (650) 752-3185.

Respectfully submitted,

GOODWIN PROCTER LLP

By:	/s/ An-Yen Hu
An-Yen Hu

cc:	Julia D. Hartz, Eventbrite, Inc.

Randy Befumo, Eventbrite, Inc.

Samantha Harnett, Eventbrite, Inc.

Anthony McCusker, Goodwin Procter LLP

Rezwan Pavri, Wilson Sonsini Goodrich and Rosati, P.C.

Andrew Hill, Wilson Sonsini Goodrich and Rosati, P.C.

Danny Wallace, PricewaterhouseCoopers, LLP